VIKING HOLDINGS LTD

94 Pitts Bay Road

Pembroke, Bermuda HM 08

September 9, 2024

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Viking Holdings Ltd (the “Company”) Registration

Statement on Form F-1 (Registration No. 333-282009)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-282009) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on September 11, 2024, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathon Jackson of Milbank LLP at (212) 530-5503 and that such effectiveness also be confirmed in writing.

Very truly yours,

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	Chief Financial Officer

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd

Allison Becker, General Counsel, Viking Holdings Ltd

Jonathon Jackson, Milbank LLP

Brett Nadritch, Milbank LLP

Iliana Ongun, Milbank LLP

Christopher Lueking, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP